Exhibit 12

VECTREN UTILITY HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratio)

	Twelve months	Twelve months	Twelve months	Three months	Three months
	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	March 31,	March 31,
	2007	2006	2005	2007	2006

Earnings: (1)
Net income (2)	$98,822	$91,377	$95,128	$50,885	$43,440
Income taxes	49,756	47,691	57,500	29,295	27,230
Equity in losses (income) of equity investee, net of distributions	-	-	-	-	-
Fixed Charges (See below) (3)	77,539	78,345	71,007	19,618	20,424
Less: Preferred stock dividend	-	-	4	-	-
Total adjusted earnings	$226,117	$217,413	$223,631	$99,798	$91,094
Fixed charges: (3)
Total interest expense	$76,998	$77,538	$69,942	$19,437	$19,977
Interest component of rents	541	807	1,061	181	447
Preferred stock dividend	-	-	4	-	-
Total fixed charges	$77,539	$78,345	$71,007	$19,618	$20,424

Ratio of earnings to fixed charges	2.9	2.8	3.1	5.1	4.5

1.
For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

   2.   Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle

3.
Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.